SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	April 25, 2005 at 12.00 GMT
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso to acquire Schneidersöhne Group

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed a memorandum of understanding to acquire 100% of the shares in the German paper merchant Schneidersöhne Group. The enterprise value of the company is estimated to be EUR 450 million. The all-cash acquisition is expected to be completed during the third quarter of 2005, subject to due diligence and approval by regulatory and competition authorities as well as other required approvals. Synergies have been identified and will be confirmed during the due diligence process and disclosed at the time of signing of the definitive agreement.

The acquisition of Schneidersöhne follows the acquisitions of two other paper merchants, Scaldia Papier in the Netherlands and Papeteries de France (PdF). The strategic aim of the acquisitions is to bring Stora Enso closer to the customer and end-user in the value chain and to improve the profitability of its merchant business. Through the Schneidersöhne acquisition, Papyrus, Stora Enso’s merchant business, will become the second-largest paper merchant in Europe.

Schneidersöhne is by sales volume the second-largest paper merchant in Germany and the fifth-largest in Europe. It has operations in 11 countries, the biggest markets being Germany and Switzerland. It has 38 branch offices, including 20 in Germany. Schneidersöhne has 2 100 employees and had net sales of EUR 1 130 million from a sales volume of 1 100 000 tonnes of paper and board in 2004.

Schneidersöhne will become part of Stora Enso’s merchant business. Stora Enso will gain full management control of the company and it will be fully consolidated from the third quarter of 2005 onwards.

The acquisition of Schneidersöhne will have the following financial effects on Stora Enso: earnings per share (EPS) and cash earnings per share (CEPS), including synergies, will be enhanced by EUR 0.02 and EUR 0.03 respectively. Stora Enso debt will increase by the enterprise value of Schneidersöhne, approximately EUR 450 million and its debt/equity ratio will increase by 0.06 units.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and an annual production capacity of 16.4 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

“Schneidersöhne is a well-established company with a wide customer base, attractive product range and strong product brands. This acquisition will enable us to better understand the requirements of the whole value chain and to develop our products and services accordingly. We believe this will benefit our other merchant customers as well,” says Kai Korhonen, Senior Executive Vice President, Stora Enso Paper.

“Papyrus’s strategy is to be a leading player in the European merchant market. This acquisition will enhance our geographical coverage, create a strong position in Germany and Switzerland, and strengthen our existing position in a number of other countries. The combination of Papyrus and Schneidersöhne will improve our customer services and generate improved financial returns,” says Mats Nordlander, President of Papyrus.

www.papyrus.com

www.storaenso.com

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Papyrus is a wholly-owned paper merchanting subsidiary of Stora Enso with net sales of EUR 640 million in 2004. Papyrus holds a leading position in the Nordic countries and a strong market position in Western Europe. It supplies 710 000 tonnes of paper annually. Papyrus currently has a presence in 13 European countries.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel